SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9c

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

HERLEY INDUSTRIES, INC.

(Name of Subject Company)

HERLEY INDUSTRIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

427398102

(CUSIP Number of Class of Securities)

John A. Thonet

Chairman of the Board

Herley Industries, Inc.

101 North Pointe Boulevard

Lancaster, Pennsylvania 17601

(717) 735-8117

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Lawrence A. Gross, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

(215) 569-5634

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Schedule 14D-9 consists of the following documents relating to a planned tender offer by Lanza Acquisition Co. (“Merger Sub”), a Delaware corporation and an indirect, wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share, of Herley Industries, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 7, 2011, by and among Parent, Merger Sub and the Company (the “Merger Agreement”):

1. Press Release, dated as of February 7, 2011, of the Company.

2. E-mail letter from Richard F. Poirier, President and Chief Executive Officer of the Company, to employees of the Company dated February 7, 2011.

The following is a press release issued by the Company on February 7, 2011 announcing the proposed tender offer and merger.

FOR IMMEDIATE RELEASE

HERLEY INDUSTRIES, INC. TO BE ACQUIRED BY

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

FOR $19 PER SHARE IN CASH

LANCASTER, PA, February 7, 2011 — Herley Industries, Inc. (Nasdaq: HRLY), a leader in the design, development and manufacture of microwave technology solutions for the defense, aerospace and medical industries worldwide, today announced that the Company has signed a definitive agreement to be acquired by Kratos Defense & Security Solutions, Inc. (Nasdaq: KTOS) for $19.00 per share in cash. The transaction will be accomplished through an all-cash tender offer and second-step merger, and will have a total value of approximately $270 million.

John A. Thonet, Chairman of the Board, stated, “The execution of this definitive agreement represents a defining moment for Herley and Kratos and was the result of our Board’s process of reviewing various strategic alternatives to enhance shareholder value. We believe that this transaction is in the best interest of our shareholders and creates a great opportunity for our organization and customers as two of the premier Defense and National Security businesses in the industry today join forces.”

Pursuant to the terms of the definitive agreement, Kratos will commence, no later than February 25, 2011, a cash tender offer for all issued and outstanding shares of Herley common stock at $19.00 per share, without interest. Following completion of the tender offer, Kratos will acquire the remaining outstanding shares of Herley common stock for $19.00 per share in cash, without interest, through a second-step merger. The closing of the tender offer is subject to the tender of a majority of the outstanding shares of Herley common stock on a fully-diluted basis and various other customary closing conditions, including early termination under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The acquisition is not conditioned on Kratos being able to obtain financing. The acquisition is expected to close during the first quarter of 2011. Further details will be provided in filings with the U.S. Securities and Exchange Commission.

Jefferies & Company, Inc. served as financial advisor to Herley in connection with its review of strategic alternatives and the transaction. Credit Suisse Securities (USA) LLC also served as financial advisor to Herley in connection with the transaction. Blank Rome LLP, Blakinger, Byler

& Thomas, P.C., and Barley Snyder LLC served as Herley’s legal advisors in connection with the transaction.

About Herley Industries, Inc.

Herley Industries, Inc. (Nasdaq: HRLY) is a leader in the design, development and manufacture of microwave technology solutions for the defense, aerospace and medical industries worldwide. Based in Lancaster, PA, Herley has seven manufacturing locations and approximately 1000 employees. Additional information about the company can be found on the Internet at www.Herley.com.

About Kratos Defense & Security Solutions, Inc.

Kratos provides mission critical products, services and solutions for United States National Security. Principal products, services and solution offerings relate to and support C5ISR, weapon systems sustainment, military weapon range operations and technical services, network engineering services, information assurance and cybersecurity solutions, security and surveillance systems, and critical infrastructure security system design and integration. Kratos is headquartered in San Diego, California, with resources located throughout the U.S. and at key strategic military locations.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The tender offer to purchase shares of Herley common stock referenced in this press release has not yet commenced, and this press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Herley common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Lanza Acquisition Co., an indirect wholly-owned subsidiary of Kratos Defense and Security Solutions, Inc. will file with the SEC and mail to Herley shareholders. At the time the tender offer is commenced, Herley will file a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of Herley are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer. Investors and security holders of Herley also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Kratos Defense & Security Solutions, Inc. with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Herley Industries, Inc. (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from Herley’s website at: http://www.Herley.com/index.cfm?act=investor; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from Herley by written request to: Herley Industries, Inc., Attn: Investor Relations, 3061 Industry Drive, Suite 200, Lancaster, PA 17603.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may,” and similar terms. Forward-looking statements in this press release include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this press release related to future results and events are based on the Company’s current expectations, estimates and projections about its industry, as well as management’s beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Company’s shareholders will tender their stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the solicitation/recommendation statement to be filed by the Company. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are also urged to carefully review and consider the various disclosures in the Company’s SEC periodic and interim reports, including but not limited to its Annual Report on Form 10-K for the fiscal year ended August 1, 2010, Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010 and Current Reports on Form 8-K filed from time to time by the Company. All forward-looking statements are qualified in their entirety by this cautionary statement.

For information at Herley contact:

Tel: (717) 397-2777

Peg Guzzetti, Investor Relations

The following e-mail letter from Richard F. Poirier, President and Chief Executive Officer of the Company, was sent to employees of the Company on February 7, 2011.

M E M O R A N D U M

TO:                All Herley Industries, Inc. Employees

FROM:          Richard F. Poirier, President and Chief Executive Officer

DATE:           February 7, 2011

Subject:         Herley Industries, Inc. to be Acquired by Kratos Defense & Security Solutions, Inc.

I am sending you this note to inform you of a very exciting development at our company.

Today, Herley Industries, Inc. and Kratos Defense & Security Solutions, Inc. announced an agreement pursuant to which Kratos will launch a tender offer to acquire the outstanding shares of Herley for $19 per share in cash with the goal of combining the two companies. The execution of this definitive agreement represents a defining moment for Herley and Kratos as two of the premier Defense and National Security businesses in the industry today join forces. Kratos and Herley will combine expertise in C5ISR, weapons systems sustainment microwave technology and specialized National Security programs. Together we will have significant strengths and potential for growth through deep customer relationships, talented people, strong product delivery capabilities, and an expanded portfolio of products. We will also enjoy increased financial stability, scale and opportunity to invest and innovate. We expect the transaction to be completed by the end of the first quarter of this calendar year.

Headquartered in San Diego, California, with resources located throughout the U.S. and at key strategic military locations, Kratos provides mission critical products, services and solutions for United States National Security. Principal products, services and solution offerings relate to and support C5ISR, weapon systems sustainment, military weapon range operations and technical services, network engineering services, information assurance and cybersecurity solutions, security and surveillance systems, and critical infrastructure security system design and integration.

Being a leading source of innovative products to the defense industry means delivering on what matters to our customers and makes them successful. This is as important as ever. We, with Kratos, are fully committed to ensuring stability, continuity and consistency for our employees and customers as we integrate our two companies. It is our mutual intention that we complete this transaction with as little distraction and disruption as possible for our employees and for our customers. Separately we have strong capabilities and product offerings for our defense industry customers. Together we are even stronger.

While we realize that you may have questions about the implications of today’s announcement on your employment and your future with the combined company, we are excited about the future growth opportunities of the combined company and the opportunity for our employees to remain active and dedicated employees of the combined company. As such, we believe that the employees of both companies have many reasons to feel very good about the future. In that regard, please be assured that no changes are being contemplated to your compensation and benefits due to the transaction. In addition, Herley is expected to remain intact following the consummation of the transaction and a thoughtful integration process is being planned that does not contemplate any operating facility shut-downs, reconstructions or consolidations.

We also realize that there will be many questions about plans for the combined company. The leadership of both companies will be visible and will continue to communicate at various times throughout the transaction process. We want to give you as much information as possible, but please understand that there are some details that are yet to be worked out. So, we may not have the answers to all of your questions immediately. Over the next weeks, we will frequently issue communications and answer your questions through FAQs as more information becomes available. For more information, please also see our press release.

What should we all focus on —

•	First, our customers. We must continue to serve them well, exceed their expectations and give them confidence in the merged company by delivering on our commitments and making them successful.

•	Next, our team and colleagues at our various locations. We all want to collectively feel the energy, opportunity and great growth potential that is a part of our future.

•	Finally, our 2011 goals and business priorities. We expect to operate with a continued, strong sense of urgency on a “business as usual” basis, eliminating distractions and minimizing disruptions.

This is a very exciting time for Herley and Kratos. We expect many great opportunities to result from this transaction. Now, as always, we must focus on supporting our customers by continuing to deliver quality products and services.

Thank you for your support, hard work and dedication to the customers we serve.

Best,

Rich

IMPORTANT INFORMATION

The tender offer to purchase shares of Herley common stock referenced in this correspondence has not yet commenced, and this correspondence is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Herley common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Lanza Acquisition Co., a wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc. will file with the SEC and mail to Herley stockholders. At the time the tender offer is commenced, Herley will file a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of Herley are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer. Investors and security holders of Herley also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Kratos Defense & Security Solutions, Inc. with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Herley Industries, Inc. (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from Herley’s website at: http://www.Herley.com/index.cfm?act=investor; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from Herley by written request to: Herley Industries, Inc., Attn: Investor Relations, 3061 Industry Drive, Suite 200, Lancaster, PA 17603.

Forward-looking Statements:

The documents included in this Schedule 14D-9 contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may,” and similar terms. Forward-looking statements in the documents contained in this Schedule 14D-9 include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in the documents included in this Schedule 14D-9 relate to future results and events are based on Herley Industries, Inc.’s current expectations, estimates and projections about our industry, as well as our management’s beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Herley Industries, Inc.’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Herley Industries, Inc.’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Herley Industries, Inc., including the Solicitation/Recommendation Statement to be filed by Herley Industries, Inc. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.